

November 21, 2011

Via E-mail
Ms. Natalie Russell
Chief Financial Officer
AVT, Inc.
341 Bonnie Circle, Suite 102
Corona, CA 92880

> **Re: AVT, Inc.**
> **Form 8-K Item 4.01**
> **Filed November 17, 2011**
> **File No. 0-53372**

Dear Ms. Russell:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note the third paragraph states "Pollard's reports on our financial statements as of and for the fiscal years ended December 31, 2009 and December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles." However, it appears Pollard did not express an opinion on the fiscal year ended December 31, 2009, according to the audit report included in the December 31, 2010 Form 10-K filed March 22, 2011. Please advise and/or revise your filing accordingly.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant